FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto are the resolutions adopted at Registrant’s Annual General Meeting of Shareholders held on December 31, 2013.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated December 31, 2013	By:	/s/ Alon Levy
Alon Levy
Corporate Secretary

Resolutions Adopted at Gilat’s Annual General Meeting of Shareholders

At the Annual General Meeting of Shareholders of  Gilat Satellite Networks Ltd. (the “Company”) held at the Company’s offices at 21 Yegia Kapayim St., Petach Tikva, Israel, on Tuesday, December 31, 2013 (the “Meeting”), the following resolutions were adopted:

1.	To re-elect six members of the Board of Directors until Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.
To approve cash compensation to all non-employee Directors (excluding external Directors) appointed at the Meeting and from time to time in the future, as approved by the Compensation Committee and the Board of Directors as described in the Proxy Statement.

3.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Company’s independent registered public accountants for the fiscal year ending December 31, 2013, and for such additional period until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix the compensation of Company’s independent accountants.